June 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:	ReShape Lifesciences Inc.
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-279231)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, ReShape Lifesciences Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-279231), together with the exhibits and amendments thereto, which was filed on May 9, 2024 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting the withdrawal of the Registration Statement because the Company became aware of the fact that it did not satisfy the registrant requirements under general instruction I.A.3(b) of Form S-3 due to a late Current Report on Form 8-K, filed November 29, 2023. No securities were sold in connection with the offering contemplated in the Registration Statement.

If you have any questions regarding this request, please contact Brett Hanson, Fox Rothschild LLP, at (612) 607-7330.

Very truly yours,

/s/ Paul F. Hickey

Paul F. Hickey

President and Chief Executive Officer

cc: Brett Hanson, Fox Rothschild LLP